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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           CHARTER ONE FINANCIAL, INC.
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             (Exact name of registrant as specified in its charter)

        DELAWARE                                            34-1567092
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(State of incorporation or organization)                 (IRS Employer
                                                       Identification No.)

  1215 SUPERIOR AVENUE, CLEVELAND, OHIO                        44114
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 (Address of principal executive offices)                    (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:



                         PREFERRED STOCK PURCHASE RIGHTS
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                                (Title of Class)







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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Amendment of Rights Agreement
-----------------------------

         On November 20, 1989, the Board of Directors of Charter One Financial, Inc. (the "Company") declared a dividend of one preferred share purchase right (an "Original Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock"). Terms of the Original Rights are set forth in the Rights Agreement (the "Original Rights Agreement"), dated November 20, 1989, between the Company and BankBoston, N.A. (as successor to The First National Bank of Boston), as Rights Agent (the "Rights Agent"). The dividend was paid to the stockholders of record as of the close of business on December 1, 1989, and the Board further directed the issuance of one Original Right with respect to each share of Common Stock issued after December 1, 1989 and before the expiration of the Original Rights. The Original Rights were scheduled to expire on November 20, 1999.

         On October 20, 1999, the Board of Directors amended the Original Rights in their entirety to represent a right (a "Right") to purchase one one-hundredth of a share of Series A Participating Preferred Stock, par value $.01 per share ("Preferred Stock"), of the Company at a price of $100.00 (as the same may be adjusted, the "Exercise Price"). The terms of the Rights are set forth in the Amended and Restated Rights Agreement (the "Rights Agreement"), dated October 20, 1999, between the Company and the Rights Agent. A copy of the Rights Agreement is attached as an exhibit to this filing. The description of the Rights below is a summary only and is qualified in its entirety by reference to the Rights Agreement.

Transfer of Rights;  Rights Certificates
----------------------------------------

         Prior to the Separation Time referred to below, the Rights will be evidenced by and trade with the Common Stock and will not be exercisable. After the Separation Time, the Company will mail Rights Certificates to stockholders and the Rights will become transferable apart from the Common Stock.

Separation Time
---------------

         Rights will separate from the Common Stock and become exercisable following the earlier of:

                  (i) the "Flip-in" date referred to below; or

                  (ii) the tenth business day (or such later date as the Company's Board of Directors may decide) after any person (other than the Company, a subsidiary of the Company, or an employee benefit plan of the Company or a subsidiary of the Company) commences a tender or exchange offer that would result in the person becoming an "Acquiring Person" (as defined below), or after public announcement of the intention of a person to make such a tender or exchange offer.

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Acquiring Person
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         An "Acquiring Person" means any person who becomes the beneficial owner of 20% or more of the outstanding shares of Common Stock, except for the following: the Company, any subsidiary of the Company or any employee benefit plan of the Company or any subsidiary of the Company; a person who becomes the beneficial owner of 20% or more of the outstanding shares of Common Stock, solely as a result of an acquisition by the Company of shares of Common Stock, unless and until the person becomes the beneficial owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock; a person who becomes the beneficial owner of 20% or more but not more than 25% of the outstanding shares of Common Stock, if the person's beneficial ownership in excess of 20% is solely as a result of an acquisition of Common Stock from the Company which is approved in advance by two-thirds of the Company's Board of Directors; or a person who inadvertently becomes an Acquiring Person, as long as the person timely divests himself or itself of a sufficient number of shares to no longer be an Acquiring Person.

Exercise of Rights
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         After the Separation Time, each Right will entitle the holder to purchase, for the Exercise Price, one one-hundredth of a share of the Preferred Stock (or, under certain circumstances, other securities or assets of the Company). The dividend, voting, liquidation and other rights of the Preferred Stock are such that the market value of one one-hundredth of a share of Preferred Stock should approximately equal the market value of one share of Common Stock.

"Flip-in" Date
--------------

         Upon public announcement that any person has become an Acquiring Person, then ten business days thereafter (or such earlier or later day, not beyond the 30th business day, as the Company's Board of Directors may decide):

                  (i) Rights owned by the Acquiring Person or any affiliate, associate or transferee of the Acquiring Person will automatically become void; and

                  (ii) Each other Right will automatically become a right to buy, for the Exercise Price, that number of one one-hundredths of a share of Preferred Stock or, at the option of the Company, that number of shares of Common Stock (or, under certain circumstances, an amount of other securities or assets of the Company) having a market value of twice the Exercise Price. Thus, if the Rights "Flip-in," Rights holders will generally be entitled to purchase Company stock at a 50% discount.

Exchange Option
---------------

         After a "Flip-in" date has occurred but before a Schedule 13D has been filed with the Securities and Exchange Commission announcing that the Acquiring Person has acquired more than 50% of the outstanding shares of Common Stock, the Company's Board of Directors may, in lieu



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of allowing Rights to be exercised, require the outstanding Rights to be exchanged for Common Stock or Preferred Stock (or, under certain circumstances, other securities or assets of the Company).

"Flip-over" Trigger
-------------------

         After an Acquiring Person has become such, the Company may not consolidate or merge with any person or sell 50% or more of its assets or earning power to any person if at the time of such merger or sale (or agreement to do any of the foregoing) the Acquiring Person controls the Company's Board of Directors and, in the case of a merger, will receive different treatment than other stockholders (each a "Flip-over Transaction or Event"), unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other person having a market value of twice the Exercise Price.

Redemption
----------

         The Rights may be redeemed by the Company's Board of Directors at any time until the close of business on the "Flip-in" date, at a Redemption Price of $0.01 per Right, subject to adjustment in the event of a stock dividend, stock split or similar event. At the Company's option, the redemption price may be paid in cash, Company securities or any other form of consideration deemed appropriate by the Company's Board of Directors.

Power to Amend
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         The Company may amend the Rights Agreement in any respect until the close of business on the "Flip-in" date. Thereafter, upon approval by two-thirds of the Company's directors, the Company may amend the Rights Agreement in any respect not materially adverse to Rights holders generally (other than an Acquiring Person or any affiliate or associate of an Acquiring Person) or to cure any ambiguity or supplement any provision of the Rights Agreement which may be inconsistent with any other provision.

Expiration
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         The Rights will expire upon the first to occur of the following: (i)
the redemption of the Rights; (ii) the exchange of the Rights, as described under "Exchange Option;" (iii) the close of business on October 20, 2009; and
(iv) the time that is immediately prior to any merger, consolidation or combination of the Company (except where the Company is the surviving entity and the shares of Common Stock are not exchanged for different securities, cash or other consideration) consummated before any person has become an Acquiring Person.



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Other
-----

         The holders of Rights, as such, will not have any of the rights of stockholders of the Company, including the right to vote or to receive dividends, until the Rights have been exercised in accordance with the Rights Agreement.

         The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Common Stock, unless the Rights are first redeemed by the Company's Board of Directors. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed prior to the close of business on the "Flip-in" date and because the Rights will expire if the Company is acquired in a merger before any person has acquired 20% or more of the Common Stock.

ITEM 2.   EXHIBITS.

         Item 2 of the Company's Registration Statement on Form 8-A filed on November 22, 1989 is hereby amended to add an Exhibit (2), as follows:

      Exhibit No.          Description
      -----------          -----------

         (2) Amended and Restated Stockholder Protection Rights Agreement, dated as of October 20, 1999 (the "Rights Agreement"), between Charter One Financial, Inc. and BankBoston, N.A., as Rights Agent, and forms of Certificate of Designation, Rights Certificate and Election to Exercise, included as exhibits to the Rights Agreement.


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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CHARTER ONE FINANCIAL, INC.



Date: October 28, 1999                        By:    /s/ Robert J. Vana
                                                     ---------------------------
                                                     Robert J. Vana
                                                     Chief Corporate Counsel and
                                                     Secretary



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                                  EXHIBIT INDEX


       Exhibit No.                                  Description
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           (2)             Amended and Restated Stockholder Protection Rights
                           Agreement, dated as of October 20, 1999 (the "Rights Agreement"), between Charter One Financial, Inc. and BankBoston, N.A., as Rights Agent, and forms of Certificate of Designation, Rights Certificate and Election to Exercise, included as exhibits to the Rights Agreement.